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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67539

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___04/01/20___ AND ENDING ___03/31/21___

   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spouting Rock Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   925 W. Lancaster Avenue, Suite 250
                              (No. and Street)

   Bryn Mawr   PA   19010
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Carol Ann Kinzer   678-525-0992
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Davila Advisory LLC
                  (Name – *if individual, state last, first, middle name*)

   10135 Manchester Rd., Suite 206   St. Louis   MO   63122
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Blakely C. Page_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Spouting Rock Capital Advisors LLC_____ , as
of _____March 31_____ , 20_21___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

| Commonwealth of Pennsylvania - Notary Seal |
| MARY JANE WETZEL - Notary Public |
| Montgomery County |
| My Commission Expires Apr 2, 2022 |
| Commission Number 1328644 |

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPOUTING ROCK CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEC RULE 17a-5

MARCH 31, 2021



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spouting Rock Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Spouting Rock Capital Advisors, LLC, as of March 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Spouting Rock Capital Advisors, LLC as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Spouting Rock Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Spouting Rock Capital Advisors, LLC's auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
June 24, 2021

SPOUTING ROCK CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS

Cash	$	36,447
Member advance		54,125
Operating lease - right of use		197,912
Property and equipment, net of accumulated depreciation and amortization		773
Prepaid expenses		8,642
TOTAL ASSETS	$	297,899

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable		2,358
Operating lease		200,670
Total liabilities		203,028
Members' equity		94,871
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	297,899

The accompanying notes are an integral part of these financial statements.

_____

NOTE 1 - Organization and Nature of Business

Spouting Rock Capital Advisors, LLC (the "LLC") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The LLC is engaged in a single line of business as a broker-dealer, which comprises several classes of services, including advisory services, private placement services, and retainer fees. The LLC is located in Pennsylvania and was organized on October 17, 2006 as a Delaware Limited Liability Company that provides brokerage services to customers who are predominately small and middle-market businesses. The LLC is owned 40% by Spouting Rock Financial Partners, LLC ("SRFP") and 60% by an individual managing member.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable - Accounts receivables are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections, and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. There was no accounts receivable as of March 31, 2021.

The LLC uses the specific write-off method to provide for doubtful accounts. There was no bad debt expense for the year ended March 31, 2021.

Concentrations of Credit Risk – The LLC maintains cash balances at a financial institution and the balances may exceed the federally insured limits. The LLC believes it is not exposed to any significant credit risk to cash.

The LLC is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the LLC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the LLC's policy to review, as necessary, the credit standing of each counterparty.

_____

NOTE 2 – Summary of Significant Accounting Policies (continued)

Property and Equipment- Property and equipment are recorded at cost. Depreciation and amortization is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation and amortization are:

Computers	5 Years
Software	3 Years
Furniture and Fixtures	5 Years

The following is a summary of property and equipment, at cost less accumulated depreciation and amortization, at March 31, 2021:

Computers	$ 12,322
Software	16,702
Furniture and Fixtures	1,520
Total property and equipment	30,544
Less: accumulated depreciation and amortization	(29,771)
Property and equipment, net	$ 773

Long-Lived Assets- As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less than cost to sell. There was no impairment loss noted as of March 31, 2021.

_____

NOTE 2 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments- As required by the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for cash and cash equivalents, accounts receivable, advances, other assets, and accounts payable approximate their fair value because of their short-term maturity.

Revenue from Contracts with Customers – The LLC recognizes revenue from contracts with customers pursuant to ASC 606 *Revenue from Contracts with Customers.* Revenue from contracts with customers that fall within the scope of ASC 606 is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The LLC provides advisory services on mergers and acquisitions (M&A) and corporate finance activity. Contracts may contain nonrefundable retainer fees which are typically fixed and/or success fees which may be fixed or represent a percentage of value that the customer receives if and when the related corporate finance activity is completed. In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The LLC has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the LLC combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes - The LLC does not pay corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

The LLC has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the LLC has no uncertain tax positions that need to be evaluated under the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The LLC's management believes it is no longer subject to

_____

NOTE 2 – Summary of Significant Accounting Policies (continued)

income tax examinations for years prior to 2018.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of any lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with our short-term leases is recognized on a straight-line basis over the lease term.

NOTE 3 – Member Advance

The LLC advanced a member funds. At March 31, 2021, the member advance was $54,125 and is included in member advances in the statement of financial condition.

NOTE 4 — Lease Commitments

The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

_____

NOTE 4 – Lease Commitments (continued)

The components of lease cost for the year ended March 31, 2021 are as follows:

Operating lease costs	$ 86,218
Variable lease costs	3,222
Total lease costs	$ 89,440

Other information related to leases at March 31, 2021:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating lease:	$ 84,384

ROU asset obtained in exchange for lease obligation:

Operating lease	$ 325,508

Reductions to ROU assets resulting from reductions to lease obligations:

Operating lease	$ (66,283)
Weighted average remaining lease term, operating lease:	2.6 years
Weighted average discount rate, operating lease:	8 %

Maturities of lease liabilities under the noncancelable operating lease as of March 31, 2021 are as follows:

For the year ended March, 31:	
2022	$ 85,474
2023	86,564
2024	50,867
Total undiscounted payments	$ 222,905
Less: Imputed interest	(22,235)
Total Lease Liability	$ 200,670

NOTE 5 - Major Customers

During the year ended March 31, 2021, 98% of Success fees revenue was derived from one customer.

NOTE 6 – Exempt Provisions of Rule 15c3-3

The LLC does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The LLC did not maintain possession or control of any customer funds or securities during the year ended March 31, 2021. As a result the LLC is not required to provide additional information with respect to the *Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission* or *Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission.*

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NOTE 7 - Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2021, the LLC had net capital of $31,331, which was $26,331 in excess of its required net capital of $5,000. The LLC's aggregate indebtedness to net capital ratio was .16 to 1.

NOTE 8 – Related Party

The LLC shares office space with SRFP for which SRFP reimburses the LLC 50% of rental costs. Reimbursement for rent received from SRFP was $42,192 for the year ended March 31, 2021 and is included in other revenue on the statement of operations. There was no amount due from SRFP under this arrangement as of March 31, 2021. SRFP also reimbursed the LLC for $3,886 of legal expense that was paid by the LLC on behalf of SRFP.

The LLC pays a portion of certain expenses to SRFP as enumerated in the June 1, 2017 Expense Sharing Agreement. Total expenses for the year ended March 31, 2021 under this agreement was $57,440 and there was no amount payable to SRFP as of March 31, 2021 under this agreement.

Note 9 – Other Contingencies

FINRA's examination conducted in March 2019 noted an exception to FINRA Rule 3110(b)(6)(C)(i), which was referred to the Enforcement Department. While FINRA has yet to assess penalties (if any) to be levied against the Company, management has evaluated the circumstances and concluded that an assessment is probable. However, as of the date of these financial statements the amount cannot be reasonably estimated. Accordingly, no accrual has been made on the financial statements.